ATRINSIC, INC.

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-175283

PROSPECTUS SUPPLEMENT NO. 1
Dated October 28, 2011
(To Prospectus dated September 30, 2011)

This Prospectus Supplement No. 1, dated October 28, 2011 (“Supplement No. 1”), filed by Atrinsic, Inc. (the “Company”), modifies and supplements certain information contained in the Company’s prospectus, dated September 30, 2011 (the “Prospectus”).  This Supplement No. 1 is not complete without, and may not be delivered or used except in connection with, the Prospectus.  The Prospectus relates to the public sale, from time to time, of up to 5,963,857 shares of the Company’s common stock by the selling stockholders identified in the Prospectus.

The information attached to this Supplement No. 1 modifies and supersedes, in part, the information contained in the Prospectus.  Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus, except as so modified or superseded by this Supplement No. 1.

This Supplement No. 1 includes the attached Current Report on Form 8-K, as filed by the Company with the Securities and Exchange Commission on October 27, 2011.

We may further amend or supplement the Prospectus from time to time by filing additional amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if the Prospectus, or any of the supplements or amendments relating thereto, is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this Supplement No. 1 is October 28, 2011

TABLE OF CONTENTS

Page

8-K as filed with the Securities and Exchange Commission on October 27, 2011	1
Other Information	9
Planned Offering of Securities	10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): October 27, 2011

ATRINSIC, INC.
 (Exact name of registrant as specified in its charter)

Delaware	001-12555	06-1390025
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

469 7th Avenue, 10th Floor, New York, NY 10018
(Address of Principal Executive Offices/Zip Code)

(212) 716-1977
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions ( see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

Background

On May 31, 2011, Atrinsic, Inc. (“Company,” “we,” “our,” or “us”) and certain investors (the “Buyers”) entered into a Securities Purchase Agreement (the “Purchase Agreement”).  Pursuant to the terms of the Purchase Agreement, we sold to the Buyers certain secured convertible notes in the aggregate original principal amount of $5,813,500 (the “Notes”), which Notes are convertible into shares of our common stock, as well as certain Series A Warrants, Series B Warrants and Series C Warrants to purchase shares of our common stock (collectively, the “Warrants”).  On May 31, 2011, we also entered into a registration rights agreement (the “Registration Rights Agreement”) with the Buyers pursuant to which, among other things, we agreed to register the resale of the shares of common stock underlying the Notes and Warrants.

Letter Agreements

On October 27, 2011, the Company and each of the Buyers entered into separate Letter Agreements which modify certain terms of the Purchase Agreement, the Notes, the Warrants and the Registration Rights Agreement.

Prior to the entry into the Letter Agreements, the Notes were convertible into shares of our common stock at the discretion of a Buyer at a conversion price of $2.90 per share, provided that if we made certain dilutive issuances (with limited exceptions), the conversion price of the Notes would be lowered to the per share price paid in the applicable dilutive issuance. The Letter Agreements adjust the conversion price to be used in connection with a Buyer initiated Note conversion to the lower of the conversion price then in effect or 85% of the arithmetic average of the three lowest closing bid prices of our common stock during the 20 trading day period prior to the applicable conversion date.

The Letter Agreements also modify the list of eligible markets on which we must maintain the listing of our shares of common stock to include the OTC Bulletin Board, the OTCQX US Exchange and the OTCQB US Exchange. If we fail de-list our common stock from the Nasdaq Capital Market and simultaneously list or designate for quotation our common stock on another eligible market by November 4, 2011, an event of default will occur under the Notes.  Provided that such action is taken, the Letter Agreements amend the Purchase Agreement to remove our obligation to hold a stockholders meeting to obtain certain approvals which would otherwise be required in connection with the financing transaction if we maintained our listing on the Nasdaq Capital Market.  Effective upon delisting, the convertibility of the Notes and the ability of a Buyer to exercise their Warrants will only be limited if, upon conversion or exercise, as applicable, such Buyer (excluding Brilliant Digital, which prior to the transaction held approximately 16.5% of our issued and outstanding common stock) or any of its affiliates would beneficially own more than 4.9% of our common stock.  Prior to delisting, (i) the convertibility of the Notes and the Warrants is limited to the extent that, upon conversion or exercise, the Buyer or any of its affiliates would beneficially own more than 4.9% or 19.9% (as applicable) of our common stock and (ii) the Notes may not be converted and the Warrants are not exercisable if the total number of shares that would be issued would exceed 19.99% of our common stock.

The Letter Agreements also modify the terms of the Series B Warrants so that they expire nine months after the date our shares are delisted from the Nasdaq Capital Market rather than nine months after the date certain stockholder approvals are obtained.  In addition, the Letter Agreements provide that if our common stock trades at a price at least 200% above the Series B Warrants exercise price for a period of 10 trading days at any time after we delist our shares from the Nasdaq Capital Market, we may force the exercise of the Series B Warrants if certain conditions are met.  Prior to the entry into the Letter Agreements, such 10 day period began only after we obtained certain stockholder approvals which will no longer be required upon our delisting from the Nasdaq Capital Market.

The foregoing description of the Letter Agreements and the transactions contemplated thereby is not complete and is subject to and qualified in its entirety by reference to the form of Letter Agreement attached hereto as an exhibit and incorporated herein by reference.

Item 9.01 Financial Statement and Exhibits.

(a)	Not applicable
(b)	Not applicable.
(c)	Not applicable.
(d)	Exhibits.
	10.1	Form of Letter Agreement dated October 27, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Atrinsic, Inc.

Date: October 27, 2011	By:	/s/ Nathan Fong
Nathan Fong
Chief Financial Officer

Exhibit Number	Description

10.1	Form of Letter Agreement dated October 27, 2011.

Exhibit 10.1

Atrinsic, Inc.
469 7th Avenue, 10th Floor
New York, New York 10018

October 27, 2011

[Name of Holder]

Re:
Securities Purchase Agreement, dated as of May 31, 2011 (the “Purchase Agreement”), by and among Atrinsic, Inc. (the “Company”), ____________ (“Holder”) and the other Buyers (as defined in the Purchase Agreement)

Dear Holder:

Pursuant to the Purchase Agreement, the Company issued that certain secured convertible note in the original principal amount of $______________ (the “Note”) to the Holder. All capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Purchase Agreement.

A.       The Company and the Holder hereby agree as follows:

(i)           The term Conversion Price (as defined in the Note) is hereby deleted in its entirety and replaced with the following:

“Conversion Price” means, as of any Conversion Date or other date of determination, the lowest of (i) $2.90 (subject to adjustment as provided herein) and (ii) the price which shall be computed as 85% of the quotient of (I) the sum of each of the three (3) lowest Closing Bid Prices of the Common Stock during the twenty (20) consecutive Trading Day period immediately preceding the applicable Conversion Date or other date of determination (as the case may be) divided by (II) three (3). All such determinations shall be appropriately adjusted for any stock split, stock dividend, stock combination or other similar transaction during any such measuring period.

(ii)           The term Eligible Market (as defined in the Notes and each of the Holder’s Warrants) is hereby deleted in its entirety and replaced with the following:

“Eligible Market” means The New York Stock Exchange, the NYSE Amex, the Nasdaq Global Select Market, the Nasdaq Capital Market, the OTC Bulletin Board, OTCQX US Exchange, OTCQB US Exchange or the Principal Market.

(iii)           Section 4(a)(xxi) of the Note is hereby deleted in its entirety and replaced with the following:

“(xxi)           the Company fails to de-list the Common Stock from the Principal Market and simultaneously list or designate for quotation (as the case may be) the Common Stock on another Eligible Market no later than November 4, 2011 (the date on which the Company de-lists the Common Stock from the Principal Market and simultaneously lists or designates for quotation (as the case may be) the Common Stock on another Eligible Market is referred to herein as the “De-Listing Date”); or”

(iv)           The following is hereby added as Section 4(a)(xxii) to the Note:

“(xxii)           any Event of Default (as defined in the Other Notes) occurs with respect to any Other Notes.”

(v)           The second sentence of Section 4(f) of the Purchase Agreement is hereby deleted in its entirety and replaced with the following:

“The Company shall maintain the Common Stock’s listing or designation for quotation (as the case may be) on an Eligible Market (as defined in the Notes).”

(vi)           Simultaneously with the delisting of the Common Stock from the Principal Market and the listing or designation for quotation (as the case may be) of the Common Stock on another Eligible Market, Section 4(s) of the Purchase Agreement shall be deleted in its entirety, with such deletion effective as of June 15, 2011.

(vii)           The reference to the “120th calendar day” in Effectiveness Deadline (as defined in the Registration Rights Agreement) is hereby deleted and replaced with “125th calendar day,” with such deletion and replacement effective as of September 15, 2011.

(viii)           The references in the Holder’s Series B Warrants and Series C Warrants to “date on which Shareholder Approval (as defined in the Securities Purchase Agreement) is obtained”  and “date on which Shareholder Approval is obtained” are hereby deleted and replaced with “De-Listing Date (as defined in the Notes).”

(vi)           Upon the earlier to occur of (i) the De-Listing Date and (ii) November 5, 2011, Section 3(d)(ii) of the Note and Sections 1(f)(ii) of each of the Holder’s Warrants are hereby deleted in their entirety.

B.           The Company and the Holder further agree that no adjustment to any Exercise Price (as defined in each of the Holder’s Warrants) shall occur solely as a result of the amendment to the definition of the Conversion Price contemplated above.

C.           Except as expressly set forth herein, (i) each of the Transaction Documents and each of the obligations of the Company thereunder, and each of the rights of and benefits to the Holder thereunder, is, and shall continue to be, in full force and effect and each is hereby ratified and confirmed in all respects, except that from and after the date hereof, without implication that the contrary would otherwise be true, (A) all references in the Note to “this Note,” “hereto,” “hereof,” “hereunder” or words of like import referring to the Note shall mean the Note as amended by this letter agreement, (B) all references in each of the Holder’s Warrants to “this Warrant,” “hereto,” “hereof,” “hereunder” or words of like import referring to each such Warrant shall mean each such Warrant as amended by this letter agreement, (C) all references in the Purchase Agreement to “this Agreement,” “hereto,” “hereof,” “hereunder” or words of like import referring to the Purchase Agreement shall mean the Purchase Agreement as amended by this letter agreement, (D) all references in the Registration Rights Agreement to “this Agreement,” “hereto,” “hereof,” “hereunder” or words of like import referring to the Registration Rights Agreement shall mean the Registration Rights Agreement as amended by this letter agreement and (E) all references in the Transaction Documents to “the Transaction Documents,” “thereto,” “thereof,” “thereunder” or words of like import referring to the Transaction Documents shall mean the Transaction Documents as amended by this letter agreement and (ii) the execution, delivery and effectiveness of this letter agreement shall not operate as an amendment or waiver of any right, power or remedy of the Holder under any of the other Transaction Documents, nor constitute an amendment or waiver of any provision of any of the Transaction Documents and each of the Transaction Documents shall continue in full force and effect, as amended or modified by this letter agreement. The parties hereto agree that this letter agreement constitutes a Transaction Document.

D.           The Company shall, on or before 8:30 a.m., New York time, on October 28, 2011, file (i) a Current Report on Form 8-K and (ii) a prospectus supplement to the prospectus contained in the Registration Statement (as defined in the Registration Rights Agreement), in each case, describing all the material terms of the transactions contemplated by this letter agreement in the form required by the 1934 Act.

E.           To the extent that the consent of the Holder is required for any identical amendments of any of the Other Notes (as defined in the Note) or the amendment to the Purchase Agreement and Registration Rights Agreement contemplated above, the Holder hereby provides its consent to such amendments. This letter agreement shall only be effective upon receipt by the Company of fully-executed identical letter agreements from all of the holders of Other Notes. If such fully-executed identical letter agreements are not received by the Company from all of the holders of Other Notes by 9:00 p.m. (New York City time) on October 27, 2011, then this letter agreement shall be null and void ab initio.

[signature page follows]

Sincerely,

Stuart Goldfarb,
CEO

Agreed to and accepted:

[______________________]

By:
Its:

By:

Name:

Title:

Other Information

Potential Profits to Note Holders Pursuant to Transaction:  Repayment by Conversion at Note Holders’ Election

The following is information relating to the potential profit selling stockholders could receive in the event the selling stockholders elect to convert their Notes into shares of the Company’s common stock.

Subject to the limitations described above relating to a selling stockholder’s ability to convert their Note prior to delisting, at any time after the issuance of the Notes, the selling stockholders may convert their Notes into shares of the Company’s common stock by delivery of a notice of conversion to the Company.  Following the entry into the Letter Agreements described above, the Notes are convertible into shares of common stock at a conversion price equal to the lower of the conversion price then in effect (which is initially $2.90) or 85% of the arithmetic average of the three lowest closing bid prices of the Company’s common stock during the 20 trading day period prior to the applicable conversion date.  In the event that the Company makes certain dilutive issuances (with limited exceptions), the initial conversion price of the Notes ($2.90) will be lowered to the per share price paid in the applicable dilutive issuance.  The following table sets out the potential profit to the Note holders at different market prices at the time of the Note holder’s conversion (assuming that (a) that the market price and the applicable average of the closing bid prices are the same and (b) the Note holders are able to sell all of those shares at that market price):

Market Price	$2.50	$2.70	$2.90	$3.10	$3.30	$3.41	$3.70
Conversion Price	$2.13	$2.30	$2.47	$2.64	$2.81	$2.90	$2.90
% Profit	29.4%	29.4%	29.4%	29.4%	29.4%	29.4%	40.34%
Total shares underlying converted notes	2,735,765	2,533,116	2,358,418	2,206,262	2,072,550	2,005,693	2,004,655
Total Market Price of Shares Underlying Convertible Notes	$6,839,413	$6,839,413	$6,839,412	$6,839,412	$6,839,415	$6,839,413	$7,417,224
Total Conversion Price of Shares Underlying Convertible Notes	$5,813,500	$5,813,500	$5,813,500	$5,813,500	$5,813,500	$5,813,500	$5,813,500
Total Profit on Sale of Shares or Total Discount to Market Price	$1,025,912	$1,025,913	$1,025,912	$1,025,912	$1,025,915	$1,025,913	$1,603,724
Original Issue Discount on Notes Profit	$528,500	$528,500	$528,500	$528,500	$528,500	$528,500	$528,500
Total Profit	$1,554,412	$1,554,412	$1,554,412	$1,554,412	$1,554,412	$1,554,412	$2,132,224

Following the Company’s entry into the Letter Agreements, the profits a Note holder will receive on the conversion of their Note into common stock, whether at the Company’s election or at such Note holder’s election, is identical (assuming the applicable average of the closing bid prices for a Note conversion at the Company’s election and for a Note conversion at a Note holder’s election is identical).

Planned Offering of Securities

The Company intends to make an offering of securities not registered under the Securities Act of 1933, as amended (the “Securities Act”).  The securities to be offered will not be registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.  At this time, the title, amount and basic terms of the securities to be offered and the amount and timing of the offering are not known, but the Company anticipates that the terms of the offering may be substantially similar to the financing transaction the Company completed on May 31, 2011, as reported in the Company’s Current Reports on Form 8-K filed with the Securities and Exchange Commission on June 1, 2011 and October 27, 2011.  The proceeds of the offering will be used for general working capital purposes, including to fund Atrinsic’s Kazaa digital music subscription business.  The Company intends for this notice to comply with Rule 135(c) of the general rules and regulations promulgated under the Securities Act, and accordingly, this notice is not intended to and does not constitute an offer to sell nor a solicitation for an offer to purchase any securities of the Company.